Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

June 23, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Maryse Mills-Apenteng, Special Counsel

Washington, D.C. 20549

RE:	Randolph Acquisitions, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed June 1, 2017
File No. 333-216730

Dear Ms. Mills-Apenteng:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 (originally filed March 16, 2017) for Randolph Acquisitions, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated June 13, 2017 (the “Comment Letter”) in response to the filing of Amendment No. 2 to Registration Statement on Form S-1/A on June 1, 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Prospectus Summary

Business, page 4

1. The revisions in response to prior comment 2 describe your real estate asset as a “multi-unit property.” Please clarify whether you own a single unit or multiple units. If you own a single unit within a multi-unit property, please revise your disclosure to state this clearly and unambiguously.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to clarify that the Company owns a single unit property within a multi-unit.

The Business

“The Business: Acquisition and Operation of Commercial, Residential …,” page 14

2. Your response to prior comment 5 indicates that the property is currently subject to a lease; yet your disclosures on pages 14 and 15 state that you intend to lease this property to a long-term tenant. Ensure that your disclosures clearly reflect that this property is already subject to a two-year lease or advise. In addition, please clarify whether such property is also your corporate headquarters.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosures have been revised to reflect that this property is already subject to a two-year lease and that such property is also the Company’s corporate headquarters.

Management, page 21

3. We note your revisions to Mr. Randolph’s professional biography in response to prior comment 7 reflecting his positions as CEO of three companies operating in the same industry, two of which have identical names (i.e., Randolph Acquisitions, Inc. (GA), Randolph Acquisition Inc. (the Company) and Gallagher Management Group, LLC). We also note your revised risk factor disclosure regarding the potential conflicts of interest and your statement that you will “endeavor to resolve any potential conflicts of interests in a fair and equitable manner.” Please include a discussion specifying how you intend to address potential conflicts, and state whether you have adopted any policies to address any such potential conflicts.

Response: In consideration of the comments received from the Staff of the Commission, the Company has included additional disclosures discussing in greater detail how the Company intends to address potential conflicts.

*         *         *         *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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